UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RadView Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M81867 10 9

(CUSIP Number)

December 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81867 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shem Basum Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power (See Item 4(a)) 1,705,809

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,705,809

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,705,809 ordinary shares (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shai Beilis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power (See Item 4(a)) 9,800

	6.	Shared Voting Power (See Item 4(a)) 3,482,489

	7.	Sole Dispositive Power (See Item 4(a)) 9,800

	8.	Shared Dispositive Power (See Item 4(a)) 3,482,489

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,289 ordinary shares (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 17.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer RadView Software Ltd. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 7 New England Executive Park, Burlington, MA 01803

Item 2.
	(a)	Name of Person Filing (i) Shem Basum Ltd. (ii) Shai Beilis
	(b)	Address of Principal Business Office or, if none, Residence (i) c/o Shai Beilis 8 Hana Senesh St. Kfar Sava 44358 Israel (ii) 8 Hana Senesh St. Kfar Sava 44358 Israel
	(c)	Citizenship (i) Israel (ii) Israel
	(d)	Title of Class of Securities Ordinary Shares, NIS 0.01 par value
	(e)	CUSIP Number M81867 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 30, 2005:

Each of Shem Basum Ltd. and Shai Beilis may be deemed to be the beneficial owner of, and has shared voting and dispositive power with respect to, 1,705,809 ordinary shares of the Company.

Shai Beilis is the beneficial owner of and has sole voting and dispositive power with respect to an additional 9,800 ordinary shares of the Company.

An additional 1,776,680 ordinary shares of the Company are held by an affiliated group of investment entities consisting of Formula Ventures L.P., FV-PEH, L.P, and Formula Ventures (Israel) L.P.  Shai Beilis is the managing director of Formula Ventures L.P. and Formula Ventures Ltd.  Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P.; FV-PEH L.P. and Formula Ventures (Israel) L.P. except to the extent of his pecuniary interest therein.  Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Micha Gaiger, Yigal Erlich, Shai Beilis, Nir Linchevski and Dan Goldstein, by virtue of their board positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P.; FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect to voting and investment of the shares owned of record are made by majority vote and as managing director, Shai Beilis shares voting and investment power over the ordinary shares held by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P.

(b) Percent of class: See Item 11 of the cover pages attached hereto.
(c) Number of shares as to which the person has: See Items 5 through 8 of the cover pages attached hereto.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2006
SHEM BASUM LTD.

	By:	/s/ SHAI BEILIS
Name: Shai Beilis
Title: Director

/s/ SHAI BEILIS
Shai Beilis